Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482ad

FUNDRISE

We regularly share an in-depth letter with our investors with insights from our leadership team on portfolio performance, market outlook, and much more. Here is the most recent letter to give you an idea of how we communicate with our investors.

Q3 2024 LETTER TO INVESTORS

Positive momentum through the quarter with rate cuts continuing to drive value


Flagship Fund
5.97%
2024 YTD return through Sept 30
$11.50
$11.40
$11.30
$11.20
$11.10
$11.00
$10.90
Jan 1
Apr 1
Jul 1
Oct 1

As anticipated, operating fundamentals remained strong through the third quarter, with **occupancy rising** and **rents continuing to grow** across much of the portfolio.

Meanwhile, the Federal Reserve has initiated a pivot towards a more dovish policy, cutting the Fed Funds rate by 50 basis points in September. This marks the first such reduction since March 2022 and signals the start of a new phase in the interest rate cycle, creating a favorable environment for rising real estate values.

Invest now

2024 Returns of the Flagship Fund and Income Fund[1]

- **Flagship Fund:** 5.97% YTD returns
- **Income Fund:** 6.29% YTD returns

Capitalizing on shifting interest rates

While falling interest rates will be the primary driver of this bull run, several unexpected tailwinds are further boosting certain asset classes.

First, higher rates have halted new construction, meaning fewer new apartments, rental homes, and warehouses will come to market. At the same time, **demand is rising faster than expected, driven by:**

- Higher immigration
- Fewer homeowners moving
- Infrastructure investments
- A shift toward on-shoring

This growing supply-demand imbalance supports higher rents and rising property values, setting the stage for outsized returns across the majority of the Fundrise portfolio.

Private credit opportunities

The private credit sector—particularly in real estate—remains unusually strong, as traditional banks continue to stay on the sidelines. We are seeing extremely attractive risk-adjusted returns and expect these opportunities to remain compelling as rates on cash accounts and money markets begin to fall.

We plan to deploy as much capital as possible to capture this value, though we expect the window of opportunity to remain open for only the next 12 to 24 months.

Invest now

Beyond real estate

We started by building a multi-billion dollar real estate portfolio and making it available to virtually everyone. Now we're doing the same thing with venture capital.

The Innovation Fund continues to deliver exciting growth, with investments in five of the top six companies from CNBC's Disruptor 50 list and all six leaders from Forbes' Cloud 100 list—including Anthropic, Databricks, Canva, and Anduril. We believe we are in the early stages of the largest technological shift since the advent of the internet, with many of these startups poised to become the next generation of technology leaders.

Invest in real estate *and* venture capital, all in one place.

Get in early

Looking ahead

As we head toward year-end, we anticipate further rate cuts, which should result in **incremental increases in property valuations**. While we remain optimistic about market conditions, we continue to act with caution, ensuring the portfolio is positioned to withstand potential economic risks.

As always, our goal is to deliver strong returns for those investors who stay focused on longer-term horizons.

Join the 400K+ Fundrise investors positioned for long-term growth.

Get started

Appendix

Exhibit A: 2024 YTD net returns of advisory client accounts by individual Fundrise sponsored fund

See full investor update

Exhibit B: 2024 YTD net returns of all advisory client accounts of Fundrise Advisors by investment plan objective

See full investor update

Exhibit C: Trailing 1-year and since inception cumulative returns of registered funds through September 30, 2024

	1 year	Since inception
Flagship Real Estate Fund	-1.33%	18.53%
Income Real Estate Fund	8.87%	20.07%

BUSINESS INSIDER
Best Real Estate Investing Apps

Inc. 5000
Fastest-Growing Private Companies in America

Deloitte.
Technology Fast 500

CNBC
World's Top 250 Fintech Companies

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1. These return figures represent the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested.

An investor in the Fundrise Flagship Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/flagship. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/innovation. Investors should read the prospectus carefully before investing.

Any third party publications reflect solely the opinions of the authors, do not reflect the views of Fundrise, and Fundrise does not independently certify the information contained therein. Any such content is meant for informational purposes only and is not intended to serve as a recommendation to buy or sell any security, and is not an offer or sale of any security, and is not intended to serve as the basis for any investment decision. Past performance is not indicative of future results, and all investments may result in total or partial loss.

Fundrise was selected as one of the Fastest-Growing Private Companies in America by Inc5000 in August 2023. It was considered among an unknown number of competitors based on criteria including, but not limited to, revenue growth, business model innovation, and market impact. Information was gathered from company-submitted data, augmented by independent research, and third-party reports. No compensation was exchanged for this recognition. The author is not a client of Fundrise. For more information, visit here.

Fundrise was selected as one of the Best Real Estate Investing Apps for non-accredited investors by Business Insider on July 30, 2024. It was considered among real estate investing apps based on criteria including, but not limited to, fees, investment strategies, user experience, and investor services, such as access to diverse real estate assets, educational resources, and customer support. Information was gathered from the apps' websites, conversations with company representatives, and additional third-party reports. No compensation was exchanged for this recognition. The author is not a client of Fundrise; views may not be representative. For more information, visit here.

Fundrise was selected as one of the World's Top 250 Fintech Companies by CNBC in July 2024. It was considered among 2000 fintech companies based on criteria including, but not limited to, innovation in financial technology, market impact, user experience, and the range of services offered, such as real estate investment opportunities and customer support. Information was gathered from company websites, conversations with company representatives, and additional third-party reports. No compensation was exchanged for this recognition. The author is not a client of Fundrise; views may not be representative. For more information, visit here.

Fundrise was recognized as one of the Deloitte Technology Fast 500 companies in November 2022. It was considered among an unknown number of competitors based on criteria including, but not limited to, company history, revenue growth, and the contribution of proprietary IP and/or technology to operating revenue. This ranking is compiled from company-submitted data and public company database research conducted by Deloitte LLP. No compensation was exchanged for this recognition. The author is not a client of Fundrise. For more information, visit here.

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